UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.


In the Matter of

NORTHEAST UTILITIES ("NU") et al.			CERTIFICATE
File No. 70-8875						PURSUANT TO
(Public Utility Holding Company			RULE 24
	Act of 1935)

	Pursuant to the requirements of Rule 24(a) of the Commission's regulations under the Public Utility Holding Company Act of 1935, as amended and with reference to the transactions proposed in the Application-Declaration on Form U-1, as supplemented and amended (the "Application") in File No. 70-8875, insofar as the Application related to the issuance and sale of notes by NU through December 31, 2000 under a supplementary revolving credit facility in the aggregate principal amount of up to $25 million (the "Transaction"), NU, (the "Applicant") hereby reports and certifies as follows:

1. On February 8, 1999, NU entered into a First Amendment ("First Amendment") to the Credit Agreement dated as of February 10, 1998 (the "Credit Agreement") with the lenders party thereto and Toronto Dominion (Texas), Inc., as administrative agent for the Lenders.

2.  The First Amendment, a copy of which is filed hereunder as Exhibit
A, extends the termination date of the Credit Agreement to March 9, 1999.

	The Transaction was carried out in accordance with the terms and conditions of and for the purposes represented by the Application and the order of the Commission issued January 16, 1998 in this file (SEC Release No. 35-26816).

February 9, 1999


NORTHEAST UTILITIES
By/s/ 	Randy A. Shoop
Title:	Assistant Treasurer


EXHIBIT

A	First Amendment to Credit Agreement dated as of February 8, 1999.